SOLVAY

SOLVAY

SECRET[illegible]ENERAL - CORPORATE COMMUNICATIONS

04030512

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

SEC MAIL PROCESSING RECEIVED MAY 27 2004 WASH. D.C. 158 SECTION

Brussels, May 24, 2004

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

SUPPL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

PRESS RELEASE

SOLVAY

82-2691

Embargo : May 17 2004 at 8:30 AM (Brussels time)

BRISTOL-MYERS SQUIBB AND SOLVAY PHARMACEUTICALS IN DEVELOPMENT AND COMMERCIALIZATION AGREEMENT INVOLVING NOVEL OBESITY COMPOUND

Bristol-Myers Squibb Company (NYSE: BMY) and Solvay Pharmaceuticals today announced that the companies have entered into a worldwide agreement for the Solvay compound SLV319, which is currently in Phase I development with potential for use in treating obesity and other metabolic disorders. The parties will jointly develop and commercialize SLV 319 on a global basis. The agreement comprises the payment of a USD 10 million signing fee by Bristol-Myers Squibb to Solvay. Further milestone payments are scheduled to take place, based on the successful outcome of certain development and regulatory stages. The agreement is subject to clearance under the Hart Scott Rodino Antitrust Improvements Act of 1976.

SLV319 belongs to a novel class of agents called CB1 antagonists, which work by blocking the cannabinoid type 1 (CB1) receptor. Clinical and preclinical studies involving this class of drug have shown that blocking the cannabinoid type 1 (CB1) receptor results in reduced food intake..

Solvay Pharmaceuticals head of global research and development, Dr. Werner Cautreels, says "This is an excellent deal for both companies. For Solvay, it underlines our strategy of partnering selected molecules with strong partners who bring specialized skills and know-how to enhance the development and marketing of our compounds. We are also pleased to have the endorsement of Bristol-Myers Squibb regarding the quality and promise of our CB1 discovery platform."

Over the last 30 years, the prevalence of obesity has continued to rise in both developed and developing countries around the world. In 2000, the number of obese adults was estimated to be more than 300 million worldwide. Obesity is also a component of "metabolic syndrome," which is defined as a cluster of medical conditions that may put patients at significantly increased risk of cardiovascular complications.

"Our agreement with Solvay Pharmaceuticals serves as the latest example of our new corporate strategy, which is designed to build long-term growth by focusing on high potential disease areas with unmet medical need such as metabolics and obesity," said Peter R. Dolan, chairman and chief executive officer, Bristol-Myers Squibb. "Our company is already well established as a leader in metabolics. We look forward to leveraging this expertise as we work with our Solvay partners to continue the development of SLV319 as a potential new treatment option for obesity and other metabolic disorders."

Solvay Pharmaceuticals is the pharmaceutical activities arm of Solvay. It is active in carefully selected indications within the fields of gynaecology/andrology, cardiology, gastroenterology and mental health. It employs more than 7500 people. For more information, go to www.solvaypharmaceuticals.com

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Embargo : May 19, 2004 at 3:00 PM (Brussels time)

CILANSETRON: SIGNIFICANT SYMPTOM RELIEF REPORTED IN PHASE III CLINICAL TRIAL PATIENTS WITH IRRITABLE BOWEL SYNDROME WITH DIARRHEA PREDOMINANCE

Solvay Pharmaceuticals unveiled this week results from a six-month study of both male and female patients and from a subgroup analysis of males with Irritable Bowel Syndrome with Diarrhea predominance (IBS-D). Treatment with cilansetron resulted in significant benefits including overall IBS symptom improvement, relief of abdominal pain/discomfort and abnormal bowel habits (including diarrhea and urgency) in both men and women.

Among other results, the study showed that after six months, 59% of patients receiving cilansetron reported overall adequate relief of IBS symptoms, while specifically 61% reported relief of abdominal pain/discomfort, and 64% reported relief of abnormal bowel habits. The most common adverse effect was constipation, which occurred in 12% of cilansetron patients; other adverse effects included headache, abdominal pain, nausea and nasopharyngitis. No severe complications of constipation occurred. Three suspected cases of ischemic colitis events were reported; all resolved without complication.

These results were released during Digestive Disease Week (DDW) 2004, the annual international meeting for gastroenterologists, held May 15-20 in New Orleans, Louisiana, United States. More details on the study results are available on the internet, at www.solvaypharmaceuticals-us.com.

IBS is a chronic condition affecting more than one in ten men and women worldwide and may require long-term therapy.

"The results of this study suggest that cilansetron has the potential to significantly relieve the overall symptoms of IBS-D, improving the quality of life for men and women who struggle with this disease on a daily basis," said Dr. Marc Bradette, Professor of Medicine, Laval University, Quebec City, Quebec.

If approved, cilansetron is expected to be the only new therapy available to treat IBS-D in both men and women throughout the world. Solvay Pharmaceuticals has completed three phase III efficacy studies. Solvay Pharmaceuticals submitted a new drug application for cilansetron in the United Kingdom on April 28, 2004, and plans to submit to the FDA in the United States in the second quarter of this year.

Solvay Pharmaceuticals is the pharmaceutical activities arm of Solvay. It is active in carefully selected indications within the fields of gastroenterology, gynaecology/andrology, cardiology and mental health. It employs more than 7500 people. For more information, go to www.solvaypharmaceuticals.com

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Gabrielle Braswell
Manager, Public Affairs
Telephone: +1/770/578-5637
FAX: +1/770/578-2003
E-mail: gabrielle.braswell@solvay.com
Internet: www.solvaypharmaceuticals-us.com

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